[Letterhead of THE MONARCH CEMENT COMPANY]



                                                           April 6, 2005




Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0510

     Re:  Form 10-K for the fiscal year ended December 31, 2004
          File No. 0-2757

Dear Mr. Decker:
     I am in receipt of your letter dated March 18, 2005 regarding the staff's review of The Monarch Cement Company's Form 10-K for the fiscal year ended December 31, 2004. As per your request, please find below our responses to the comments you provided. On the whole, we believe that your comments are appropriate and that their implementation will improve the information we provide to investors. In considering your comments, we believe that, while there are improvements that we can make in our filing, amending the existing filing on Form 10-K for the fiscal year ended December 31, 2004 will not be necessary. Additionally, the company anticipates that these items will be incorporated into the Company's Form 10-Q for the quarter ended March 31, 2005, where applicable.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004:
Comment Applicable to Your Overall Filing
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.
Response:
We have included below responses to each of the specific comments you have provided and will implement these in future filings.
Item 5. Market for Registrant's Common Equity and Related Stockholder Matters
2.	Please expand your disclosure to include information relating to your dividend policy and your ability to pay such dividends, including any restrictions on paying dividends imposed on you by your debtors. Refer to item 201(c) of Regulation S-K.
Response:
The Company will include the following disclosure in its future periodic filings to comply with the requirement to disclose dividend policy:
The Company's Board of Directors is responsible for determining the amount and timing of dividend payments. In recent years, the Company has paid four dividends per year of $.20 per share. All dividends are discretionary and are based on past financial performance and availability of funds. The Company is not restricted regarding payment of dividends, but does have a financial covenant related to net worth.

Item 9A. Controls and Procedures
3.	Your disclosure controls and procedures should have been evaluated as of the end of the period as opposed to within 90 days of the filing being made. Please revise your disclosure accordingly.
Response:
The Company will include the following disclosure in its future periodic filings to comply with the requirement that such disclosure controls and procedures will have been evaluated as of the end of the period:
As of the end of the period covered by this report, an evaluation was carried out by the Company's management, including its President and Chairman of the Board of Directors and Chief
Financial Officer, of the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company's President and Chairman of the Board of Directors and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report.

EXHIBIT 13
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
4.	Your discussion regarding your results of operations cites many different factors that are attributable to the changes in your income statement line items. Please expand your disclosure to quantify the affects each of these components had on the changes within the income statement, including information on offsetting components. Some examples include, but are not limited to the following:
*	Gross profit
*	fuel costs and
*	pension costs
*	Selling, general and administrative
*	pension costs and
*	corporate insurance costs
*	The reason for the changes in effective tax rates
Response:
The Company will expand our discussion of changes in income statement line items in its future periodic filings to include more detailed explanations such as the following:
       2004 Compared to 2003
Our overall gross profit rate for the year 2004 was 9.7% compared to 13.7% for the year 2003. Gross profit rate in the Cement
Business increased less than .5%. In late 2004, we began to benefit from our new coal firing system reducing our dependence on natural gas and reducing our fuel costs by approximately $1.7 million. We also benefited from a reduction in pension expense of approximately $.2 million due to higher stock market prices at the end of 2003; however, these reductions were offset by slightly higher labor and health insurance costs of approximately
$.6 million and $.9 million, respectively. Gross profit rate in the Ready-Mixed Concrete Business decreased 5.4%. This decrease in gross profit rate was primarily due to the costs associated with the construction contracts as discussed under "General" above. Gross profit from construction contracts decreased approximately $3.1 million creating a loss on these contracts.
Increases in raw material costs and fuel of approximately $.6 million and $.3 million, respectively, also contributed to the decrease in gross profit for this line of business.

"Other, net" increased approximately $1.3 million for the year 2004 as compared to the year 2003 primarily due to an increase in the amount of gain realized on the sale of other equity investments of approximately $.7 million and an increase in subsidiary losses allocated to minority interest of approximately $.5 million.

The effective tax rates for years 2004 and 2003 were 34.4% and 28.9%, respectively. The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion, minority interest in consolidated income (loss) and valuation allowance. During 2004, a valuation allowance increased the effective tax rate by 16.9%. This increase was substantially offset by the effects of percentage depletion and minority interest in consolidated income
(loss) which reduced the effective tax rate by 13.3% and 3.5%, respectively. During 2003, percentage depletion reduced the effective tax rate by 7.2%.

       2003 Compared to 2002
Our overall gross profit rate for the year 2003 was 13.7% compared to 15.6% for the year 2002. Gross profit rate in the Cement Business decreased less than .5%. Higher fuel costs of approximately $3.8 million due to burning natural gas in our precalciner kiln and higher pension costs of approximately $.6 million due to lower stock market prices at the end of 2002 were offset by slightly lower labor costs of approximately $.3 million as a result of reduced overtime, an increase in the gain on the sale of fixed assets of approximately $.9 million and an increase in cement and work in process added to inventory with a resulting decrease in cost of sales of approximately $3.4 million. Gross profit rate in the Ready-Mixed Concrete Business decreased 2.8%. This decrease in gross profit rate was primarily due to the reduced utilization of manpower and equipment due to lower sales volumes. Increases in fringe benefits of approximately $.3 million, primarily related to health insurance, and depreciation expense of approximately $.6 million also contributed to the reduction in gross profit rate for this line of business.

Selling, general and administrative expenses increased 7.9% during the year 2003 compared to the year 2002. These costs are normally considered fixed costs that do not vary significantly with changes in sales volume. The increases are primarily due to: increases in pension expense of approximately $.2 million as a result of lower stock market prices at the end of 2002; increased corporate insurance costs of approximately $.3 million due primarily to increases in umbrella and general liability rates and the addition of directors' and officers' insurance; rising health care costs of approximately $.2 million; and the addition of sales personnel in the Ready-Mixed Concrete Business of approximately $.1 million.

"Other, net" increased approximately $1.6 million for the year 2003 as compared to the year 2002 primarily due to an increase in the amount of gain realized on the sale of other equity investments of approximately $.6 million, an increase in miscellaneous sales of approximately $.4 million, an increase in subsidiary losses allocated to minority interest of approximately $.2 million and a 2002 write-off of obsolete equipment of approximately $.2 million.

The effective tax rates for years 2003 and 2002 were 28.9% and 32.4%, respectively. The Company's effective tax rate differs from the federal and state statutory income tax rate primarily due to the effects of percentage depletion and minority interest in consolidated income (loss). During 2003 and 2002, percentage depletion reduced the effective tax rate by 7.2% and 5.3%, respectively, accounting for the majority of the reduction in the effective tax rate.

Liquidity
5.	You have disclosed in Item 2 of your Form 10-K for the year ended
December 31, 2004 that you have scheduled the installation of the clinker cooler and made preliminary plans for installation on the second precalciner you purchased. Please expand your disclosure to include the expected cost of the installations, the cost of the equipment, and related depreciation taken on this equipment, if any. Please also disclose how long these installations will each take and how that will impact your operating results during these periods.
Response:
The Company will expand our liquidity discussion in its future periodic filings to include more detailed explanations of large capital expenditures such as the following:
The Company has scheduled the installation of a new clinker cooler in early 2005. We previously spent approximately $.4 million on cooler equipment and expect to spend an additional $4 million on mechanical construction, refractory and electrical parts and installation. Although we will have to shutdown our preheater kiln for about six weeks during installation, we are projecting a slight increase in total clinker production for the year 2005 as compared to 2004. During 2004, our precalciner kiln was shutdown for approximately 3 weeks (to connect the new coal firing system and to perform other maintenance designed to improve performance) reducing clinker production during 2004.
The precalciner kiln, which has a larger production capacity, will continue to operate during the cooler installation allowing us to increase production compared to 2004. We have not started depreciating this equipment.

The Company has preliminary plans to convert our remaining preheater kiln to a precalciner kiln in 2006. We have previously spent approximately $7.6 million on equipment and expect to spend an additional $10.5 million on installation, electrical and refractory to complete the conversion. Installation could begin in early 2006 and be completed in about two months. The conversion of this kiln should increase our production capacity by approximately 200,000 tons per year. We have not started depreciating this equipment.

6.	Please revise your table of contractual cash obligations to include planned funding of pension and other postretirement benefit obligations and estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive those amounts.
Response:
The Company will expand our contractual cash obligations table in its future periodic filings to include planned funding of pension and other postretirement benefit obligations and estimated interest payments on our debt as indicated in the following revised table:
Contractual obligations at December 31, 2004, consisting of maturities of long-term debt, line of credit, estimated interest payments on debt and other postretirement benefit obligations, are as follows:







                         2005        2006	        2007        2008	        2009      Thereafter
Long-term debt        $2,265,689  $	2,312,642  $2,422,784  $2,535,795  $16,571,292  $  276,602
Line of credit           981,667       -           -           -            -           -
Interest payments      1,228,513   1,077,385     	967,243     854,231      730,969      12,819
Postretirement
  benefit obligations    936,590     980,124   	1,035,184   	1,067,481    1,096,591   5,922,564




The Company has been required to make a pension contribution in only one of the past 5 years. In 2003, the Company contributed approximately $320,000 to the pension fund. During 2005, the Company does not anticipate making any material contributions into the plan.

7.	Please expand your disclosure to discuss your expectations regarding the declaration and payments of future dividends.
Response:
The Company will expand our disclosure in future periodic filings to discuss our expectations regarding the declaration and payments of future dividends as follows
For several years the Company has paid a $.20 per share dividend in January, March, June and September. Although dividends are declared at the Board's discretion, we project future earnings will support the continued payment of dividends at the current level.

Financial Statements
Statements of Cash Flows
8.	Please present the cash inflows and outflows related to the following on a gross basis:
*	net purchases of subsidiaries' stock and
*	proceeds from (retirement of) bank loans.
Otherwise, please explain to us how they meet the criteria in SFAS 95 for netting. Only cash flows stemming from investments, loans and debt with original maturities of three months or less may be reported on a net basis.
Response:
The Company did not sell any subsidiary stock during 2002, 2003 or 2004; therefore, net purchases of subsidiaries' stock included only purchases of subsidiaries stock. The Company will present cash inflows and outflows on a gross basis in its future periodic filings as follows:





                                      2004          2003          2002
Purchases of subsidiaries' stock  $  (118,999)  $  (128,508)  $(2,421,057)
Increase (decrease) in line of
 credit, net                          981,667    (3,048,076)   (1,951,924)
Proceeds from bank loans            5,805,645         -         5,100,345
Payments on bank loans             (2,527,258)   (3,278,387)        -
Payments on other long-term debt     (186,048)     (213,473)        -




9.	Please disclose in a footnote the income statement line item that you include the (gain) loss on disposal of assets in. If you exclude these amounts from income from operations, please tell us how you considered the guidance in paragraph 45 of SFAS 144 in doing so.
Response:
The Company will present the following additional information in its future periodic filings:
The Company includes the (gain) loss on disposal of assets in cost of sales.

Notes to Financial Statements
(1) Nature of Operations and Summary of Significant Accounting Policies
10.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
*	in a footnote the line items that these excluded costs are
included in and the amounts included in each line item for each period presented, and
*	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Response:
The Company will present the following additional information in its future periodic filings:
The Company considers all production and shipping costs, (gain) loss on disposal of assets, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs as cost of sales.

Selling, general and administrative expenses consists of sales personnel salaries and expenses, promotional costs, accounting personnel salaries and expenses, director and administrative officer salaries and expenses, legal and professional expenses, and other expenses related to overall corporate costs.

(i) Property, Plant and Equipment
11.	Please revise your disclosure to clarify the types of accelerated methods you use to depreciate each of the asset categories you disclose in footnote three.
Response:
The Company will present the following additional information in its future periodic filings:
The Company's buildings, machinery and equipment are depreciated using double declining balance depreciation. The Company switches to straight line depreciation once it exceeds the amount computed under the double declining balance method until the asset is fully depreciated. We do not depreciate construction in process.

(7) Pension Plans
12.	Please expand your disclosure to include the accumulated benefit obligation relating to the plan.  Refer to paragraph 5(c) of SFAS
132(R).
Response:
The Company will present the following additional information in its future periodic filings:
While the accumulated benefit obligation can be derived from the information presented, we will specifically identify the accumulated benefit obligation in future filings. The accumulated benefited obligation at December 31, 2004 and 2003 was $26,230,042 and $24,400,248, respectively.

SCHEDULE 14A FILED ON MARCH 14, 2005
Audit Committee Report
13.	You have disclosed that you do not have, nor are you required to have an audit committee financial expert. Please expand your disclosure to include an explanation as to why you feel you are not currently required to have one.  Refer to Item 401(h)(1)(iii) of Regulation S-K.
Response:
Under Item 401 of Regulation S-B, and Item 401 of Regulation S-K, a
company is required to disclose that its board of directors has determined that the company either does or does not have at least one audit committee financial expert serving on its audit committee.  These rules are disclosure rules only, and thus do not require a company to have an audit committee financial expert serving on their audit committee. If a company does not have an audit committee financial expert on their audit committee, the company is only required to disclose why it does not.
In addition, the Company is not subject to the marketplace rules of the Nasdaq Stock Market, New York Stock Exchange, American Stock Exchange
or any other self regulatory organization as the Company's securities are not publicly traded on any quotation system or exchange.
In the future, the following disclosure will be included in the Audit Committee Report section of the Company's proxy statements:
A company whose securities are publicly traded on the Nasdaq
Stock Market or the New York Stock Exchange are currently
required to have at least one member of their audit committee be financially sophisticated as determined by such organization's market place rules.  The Company's common stock is not listed with these organizations for public trading, and therefore the
Company is not subject to this requirement.  In addition, the federal securities laws currently do not require the Company to have an audit committee financial expert serve on its audit
committee.  The Board of Directors has determined that the Audit
Committee does not have an audit committee financial expert
serving on such committee.  The Company also believes it is not necessary to have an audit committee financial expert because the
Audit Committee's sole member, Mr. Jack Callahan, has sufficient experience and financial sophistication to fulfill the
obligations of the Audit Committee, notwithstanding he does not meet the criteria for being designated an audit committee
financial expert as established under rules adopted by the
Securities and Exchange Commission.
Code of Ethics
14.	You have disclosed that you have not adopted a Code of Ethics that applies to your CEO, CFO, principal accounting officer or controller, or persons performing similar functions. Please expand your disclosure to include an explanation as to why you feel are not required to adopt one at this time. Refer to Item 406(a) of Regulation S-K.
Response:
Under Item 406 of Regulation S-B, and Item 406 of Regulation S-K, a company is required to disclose whether the company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. These rules are disclosure rules only, and thus do not require a company to have adopted such a code of ethics. If a company has not adopted a code of ethics that applies to those named officers, the company is only required to disclose why it has not done so.
In addition, the Company is not subject to the marketplace rules of the Nasdaq Stock Market, New York Stock Exchange, American Stock Exchange or any other self regulatory organization as the Company's securities are not publicly traded on any such quotation system or exchange.
In the future, the following disclosure will be included in the Company's proxy statements:
A company whose securities are publicly traded on the Nasdaq
Stock Market or the New York Stock Exchange are currently required to have a code of ethics that applies to its directors, officers and employees including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The
Company's common stock is not listed with these organizations for public trading, and therefore the Company is not subject to this requirement. In addition, the federal securities laws currently do not require the Company to have a code of ethics that applies to the CEO, CFO and CAO. The Company has not adopted this type of code of ethics for the following reasons: (1) only two officers at the Company, the CEO and the CFO, would be subject to such a code; (2) the Board of Directors has always maintained close oversight of the executive officers' activities; (3) the Company has an informal policy of expecting high ethical conduct from its directors, officers and employees; and (4) the Company has not experienced abuses to its informal policy.

                                     *     *     *


       Additionally, the Company acknowledges that:
?	The Company is responsible for the adequacy and accuracy of
the disclosure in Form 10-K and 10-Q;
?	Comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any
action with respect to the filing; and
?	The Company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
       Further, as requested, the Company will file a copy of this letter through EDGAR.
       If you have any questions or need any additional information, please advise.
                                    Very truly yours,
                                    THE MONARCH CEMENT COMPANY

                                    By  /s/ Walter H. Wulf, Jr.
                                        Walter H. Wulf, Jr.


                                    By  /s/ Debra P. Roe
                                        Debra P. Roe